1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

March 18, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	UBS Series Funds (“Registrant”)

File Nos. 333-52965, 811-08767

Dear Ms. Dubey:

This letter responds to comments that you provided to Stephen T. Cohen and Devon M. Roberson of Dechert LLP in a telephonic discussion on February 26, 2024, with respect to Post-Effective Amendment No. 76 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on January 22, 2024 (the “Registration Statement”), relating to a new share class of Cantor Fitzgerald Government Money Market Fund, a series of the Registrant (the “Fund”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

Prospectus

1.

Comment:  The asterisked footnote to the “Annual fund operating expenses” table in the “Fund summary” states such table “reflects the direct expenses of the fund and its share of expenses of Government Master Fund, including management fees allocated from Government Master Fund.” Please include similar disclosure as it relates to the Expense Example.

Response:  The Registrant has revised the disclosure accordingly.

2.

Comment:  Footnote 1 to the “Annual fund operating expenses” table in the “Fund summary” section states that the Fund has entered into a fee waiver agreement with the UBS Asset Management (Americas) LLC (“UBS AM” or the “Adviser”). Please confirm that the fee waiver agreement will remain in place for at least one year from the effective date of the Registration Statement.

Response:  The Registrant confirms the fee waiver agreement will remain in place for at least one year from the effective date of the Registration Statement.

3.

Comment: Footnote 1 to the “Annual fund operating expenses” table in the “Fund summary” section states that the fee waiver agreement with UBS AM provides that UBS AM can recoup fees or expenses waived under the fee waiver agreement and, upon termination of the agreement, UBS AM’s recoupment rights will survive. Please remove this disclosure, as the Staff views such survival of recoupment rights to be a penalty.

Response:  The Registrant respectfully declines to make this change. The Registrant notes that the right to recoup arises by contract between the Fund and UBS AM. The Registrant further notes that terms of this arrangement have been approved by a majority of independent board members and that many funds in the industry have similar terms.

4.

Comment:  The asterisked footnote to the “Example” table in the “Fund summary” section states “the expenses reflect the effects of the fund’s fee waiver/expense reimbursement agreement, including any recoupments, for the first year only.” Please explain why the language regarding recoupments is included, given that any recoupments of waived expenses should be reflected in the “other expenses” line item of the annual fund operating expenses table.

Response:  The Registrant confirms that any recoupments of waived expenses are reflected in the “other expenses” line item of the annual fund operating expenses table. The Registrant has revised the disclosure accordingly.

5.

Comment:  The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states “[m]oney market instruments generally are short-term debt obligations and similar securities.” Please specify any “similar securities” that are part of the Fund’s principal strategies.

Response:  The Registrant has revised the disclosure by deleting the phrase “and similar securities”.

6.

Comment:  The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states “[m]any US government money market instruments pay income that is generally exempt from state and local income tax, although they may be subject to corporate franchise tax in some state.” Please revise to clarify whether the US government money market instruments in which the Fund invests are generally exempt from state and local tax.

Response:  The Registrant has revised the disclosure accordingly.

7.

Comment:  The “Principal strategies – Principal investments” sub-section in the “Fund summary” section states “[t]he fund generally seeks to invest in securities the income from which is considered “qualified interest income” under relevant tax law and guidance.” Please describe what constitutes “qualified interest income” under relevant tax law and guidance.

Response:  The Registrant has revised the disclosure accordingly.

8.	Comment: Please define what constitutes “US Government securities” for the purposes of the 80% policy described in the “Principal strategies – Principal investments” sub-section in the “Fund summary”.

Response:  The Registrant has revised the disclosure accordingly.

9.

Comment: Please explain why the “US withholding tax risk” in the “Principal strategies – Principal risks” sub-section in the “Fund summary” section, which relates to non-US investors, is a principal risk for this Fund.

Response:  The Registrant considers US withholding tax risk a principal risk of the Fund because the tax treatment of the Fund’s distributions can materially affect the total return an investor in the Fund may experience.

10.

Comment:  The “Buying shares” sub-section in the “Managing your fund account” section states “[y]ou buy shares at the net asset value next determined after receipt of your purchase order in good form by the transfer agent.” Please revise to include “or financial intermediary” after “transfer agent”.

Response:  The Registrant has revised the disclosure accordingly.

11.

Comment:  The “Selling shares” sub-section in the “Managing your fund account” section states “[y]ou sell shares based upon the net asset value next determined after receipt of your redemption order in good form by the transfer agent.” Please revise to include “or financial intermediary” after “transfer agent”.

Response:  The Registrant has revised the disclosure accordingly.

Statement of Additional Information (“SAI”)

12.

Comment:  The first page of the SAI states “[UBS AM] is the investment advisor and administrator for the master fund and the administrator for the fund.” Please clarify that UBS AM is also the investment adviser to the feeder fund.

Response:  The Registrant respectfully declines to make this change. The Registrant notes that there is no advisory relationship between the Fund and UBS AM as the Fund is a “feeder” fund in a master-feeder structure, and an advisory relationship only exists with respect to the master fund. The Registrant further notes that the “Principal strategies – Principal investments” sub-section in the “Fund summary” section states that “references to the fund include the master fund.” The disclosure in Item 5 of the summary prospectus that identifies UBS AM as adviser to the Fund refers to the master fund. The allocation of the contractual arrangements at the two different levels in the master-feeder structure is consistent with long-standing, widespread and well-accepted practices for this type of product. See Letter to Congressman John D. Dingell from Richard C. Breeden, Chairman, SEC (Apr. 15, 1992) (“The spoke fund invests exclusively in shares of the hub fund. The spoke needs no investment adviser, and pays no advisory fees.”; “Because the spoke invests only in securities issued by the hub fund, it pays no investment advisory fees.”; “Thus, investors pay for advisory services and portfolio transactions at the hub level and for distribution and most transfer agency fees at the spoke level.”).

13.

Comment:  The section captioned “The fund and its investment policies” states “[t]he fund maintains a dollar-weighted average portfolio maturity of 60 days or less; the fund maintains a dollar-weighted average life for its portfolio of 120 days or less.” Please add this disclosure to the Fund’s summary prospectus in the Principal strategies section.

Response:  The Registrant respectfully declines to make this change. The Registrant notes that this disclosure reflects the requirements of Rule 2a-7, with which the Fund complies in order to qualify as a money market fund. The Registrant does not believe it would be appropriate to include one requirement of Rule 2a-7 in the Fund’s summary prospectus as it considers numerous other provisions of Rule 2a-7 to be of similar importance. As such, the Registrant believes referring to the Fund as a money market fund subject to Rule 2a-7 in the summary prospectus and including additional information in the SAI is sufficient and more meaningful disclosure to an investor.

*    *    *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of UBS Series Funds

5